Intuitive Machines, Inc.

3700 Bay Area Blvd

Houston, TX 77058

June 23, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Patrick Fullem & Evan Ewing

Re:	Intuitive Machines, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 5, 2023

File No. 333-271014

To the addressees set forth above:

This letter sets forth the response of Intuitive Machines, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated June 16, 2023 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on June 5, 2023 (the “S-1”). Concurrently with the submission of this letter, we are filing an amendment to the S-1 (“Amendment No. 2”) with the Commission through its EDGAR system.

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Amendment No. 2 unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed June 5, 2023

General

1.	We note your response to comment 1 and reissue in part. Please disclose the potential profit the selling securityholders will earn based on the current trading price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 12.

2.	We note your disclosure that the total resale shares being offered for resale represent 16.8% of your current total outstanding Class A common stock. This appears to conflict with your disclosure related to the beneficial ownership of the Kingstown Funds. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 61.

* * * * * * * * * *

Please direct any questions or comments regarding this correspondence to our counsel, Nick S. Dhesi of Latham & Watkins LLP, at (212) 906-1675.

Very truly yours,

Intuitive Machines, Inc.

By:	/s/ Erik Sallee
Name:	Erik Sallee
Title:	Chief Financial Officer

cc:	Anna Jones, Intuitive Machines, Inc.
John Slater, Latham & Watkins LLP